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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2014

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

January 31, 2014

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                                                                          [LOGO]
                                                                            FASF

                                                                January 31, 2014

                      Company Name        Ricoh Company, Ltd.
                      President and C.E.O.Zenji Miura
                      (Code Number:  7752 First  Section of the Tokyo Stock
                      Exchange, Nagoya  Stock  Exchange  Inc.,   Fukuoka  Stock
                      Exchange,   and Sapporo Securities Exchange)
                      Contact: Yutaka Kaneko, General Manager, PR Department Tel. 03-6278-5228

RICOH TO APPLY FOR DEREGISTRATION UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

Ricoh Company, Ltd. ("Ricoh") announced today that its Board of Directors has resolved to apply for deregistration of its shares under the U.S. Securities Exchange Act of 1934 ("Exchange Act").

1. Reason for Deregistration

In August 1980, Ricoh filed its first Form 20-F, which includes its consolidated financial statements, to the Securities and Exchange Commission for issuing convertible debentures in the U.S. and to allow those who have exercised their rights to register, issue and circulate their shares through American Depository Receipts ("ADR") in the U.S. over-the-counter market. Since then, Ricoh has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of Ricoh, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002. Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

In light of these changes in the market environment, Ricoh has decided to apply for deregistration of its shares under the Exchange Act.

2. Schedule

February 2014   Ricoh to file Form 15F with the SEC to terminate Ricoh's
                reporting obligations under the Exchange Act

May 2014        Deregistration  with SEC to become effective
                Termination of Ricoh's reporting obligations under the Exchange Act to become effective

Note: The schedule provided above including the anticipated effective dates may be delayed if the SEC objects or requests an extended review or for other reasons.

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3. Future Plans

Ricoh will continue to disclose financial statements and other information, in English, on its website to ensure that its overseas shareholders and investors will continue to have appropriate information about Ricoh, irrespective of the termination of its reporting obligations under the Exchange Act. Furthermore, starting from the fiscal year ending March 31, 2014, Ricoh will prepare its consolidated financial statements of annual report under Financial Instruments and Exchange Law in accordance with International Financial Reporting Standards ("IFRS"), in place of the U.S. GAAP previously adopted.

After deregistration of its shares under the Exchange Act, Ricoh intends to maintain its American Depositary Receipt Program in the U.S., and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

(Contact Information for Inquiries Regarding Ricoh's ADSs)
The Bank of New York Mellon
Phone:   1-888-BNY-ADRS (1-888-269-2377, toll free in USA)
         1-201-680-6825 (Outside USA)
Website: www.mybnymdr.com
E-mail:  shrrelations@cpushareownerservices.com
Shareowner Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. Eastern Time in the United States.

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